September 29, 2011

Thomas A. DeCapo, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Beacon Street
Boston, MA 02108

> Re: BlackRock Municipal 2027 Term Trust
>   File Nos. 333-176553 and 811-22603

Dear Mr. DeCapo:

On August 30, 2011, you filed a registration statement on Form N-2 for the BlackRock Municipal 2027 Term Trust (the "Trust"). Our comments are set forth below. For convenience, we generally organized our comments using the headings and page numbers from the registration statement.

Prospectus

Cover Page

1.   Under the caption "Investment Objectives," please clarify whether income exempt from regular federal income tax may be subject to the alternative minimum tax.

2.   The paragraph captioned "Leverage" states that the Trust may use leverage by issuing Preferred Shares, by borrowing from banks or other financial institutions or "by any other means permitted under the Investment Company Act of 1940." Please provide examples of the "other means" of borrowings that may be used. In addition, please confirm that the expenses associated with issuing Preferred Shares, as well as the interest on borrowings, will be estimated in the Trust's fee table.

3.   The paragraph captioned "Leverage" also states that the Trust may use leverage by investing in derivative instruments such as residual interest tender option bonds. Please confirm that the expenses associated with tender option bonds will be estimated in the Trust's fee table.

4.   The paragraph captioned "Leverage" expresses the amount of leverage the Trust may use as a percentage of Managed Assets. Please also express the amount of leverage as a percentage of the Trust's net assets.

Prospectus Summary — Leverage (Page 2)

5.   Inasmuch as the Fund may invest in derivative instruments to achieve leverage, please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie

McMillan, General Counsel, Investment Company Institute dated July 30, 2010. *See* http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

Prospectus Summary — Investment Advisor and Sub-Advisor (Page 2)

6.   This section states that the Advisors will receive a fee based on the average daily value of the Trust's Managed Assets. Please advise us how derivatives will be valued for purposes of the determining "Managed Assets." In your response letter to us, please provide an affirmative statement that the Trust will not use the notional value of its derivative investments for purposes of determining "Managed Assets."

Prospectus Summary — Special Risk Considerations — *Leverage Risk* (Page 7)

7.   The third paragraph of this section states that the Trust may pay a fee to a liquidity provider that would allow holders of Preferred Shares to have their shares purchased. Please discuss the risk that the liquidity provider may fail to purchase the Preferred Shares. Please also confirm that the Trust will include in the fee table an estimate of the fees to be paid to the liquidity provider. Also, explain to us if the Trust will have more than one liquidity provider.

Summary of Trust Expenses (Page 10)

8.   Footnote (5) presents a table of the Trust's expenses assuming no leverage is used. Inasmuch as the Trust has determined to use leverage, please delete the footnote. Alternatively, please explain to us the relevance of the footnote.

The Trust's Investments — Investment Objectives and Policies — Investment Policies (Page 12)

9.   The third paragraph of this section states that the Trust may invest in securities of other closed-end or open-end investment companies. Please confirm that the Trust will include an estimate of acquired fund fees and expenses in the fee table. *See* Instruction 10.a to Item 3 of Form N-2.

Leverage — TOBs Residuals (Page 18)

10.   Please include in this section a graphic representation of the methodology for creation of TOBs. Please explain how the use of a TOBs trust results in leverage and provide an example illustrating how the amount of economic leverage imbedded in a tender option bond is determined.

11.   The Trust has a policy of investing at least 80% of its Managed Assets in municipal bonds. Please explain to us how municipal securities deposited in a TOBs trust are treated for purposes of this 80% policy. For example, if the Trust transfers municipal bonds to a TOBs trust, would all or a portion of those municipal bonds be counted towards the 80% policy?

Statement of Additional Information

Investment Objectives — Investment Restrictions (Page A-2)

12.   Investment Restriction (1) provides, in part, that the Trust may not invest 25% or more of its Managed Assets in any one industry, "provided that this limitation does not apply to municipal securities . . . ." Please revise the investment restriction to clarify that it does not apply to *tax-exempt* municipal securities. *See* Investment Company Act Release No. 9785 (May 31, 1977). In addition, the first sentence of page A-3 provides, in part, that "securities backed by the credit of a governmental entity are not considered to represent industries." Please revise the sentence by inserting the words "tax-exempt" before "securities".

Management of the Trust (Page A-16)

13.   We notice that much of the information for this section will be filed by amendment. Please ensure that the amendment includes the information required by Item 18 of Form N-2, particularly as concerns the leadership structure of the Board, and why it has been determined that the leadership structure is appropriate; the Board's role in risk oversight; a brief discussion of the specific experience, qualifications, attributes or skills of each individual trustee that led to the conclusion that the individual should serve as a trustee of the Trust; and any directorships held by each trustee during the past five years. *See* Item 18 of Form N-2.

General Comments

14.   Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

15.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

16.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

17.   Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement. In addition, at the time the Trust requests acceleration of effectiveness, please advise us whether FINRA has reviewed and cleared the filing.

18.   Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

19.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

20.   Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

    We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6945.

Sincerely,

John M. Ganley
Senior Counsel